October 14, 2025

US Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

Washington, D.C. 20549

Re:	Blackwell 3D Construction Corp.
Offering Statement on Form 1-A Filed September 16, 2025 File No. 024-12666

Ladies and Gentlemen:

This letter is being submitted on behalf of Blackwell 3D Construction Corp. (the “Company”) in response to the comment letter, dated September 25, 2025, of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Offering Statement on Form1-A filed on September 16, 2025 (the “Offering Statement”).

Offering Statement on Form 1-A

Signatures, page 49

1.

Please revise your signature page to conform to the requirements of Instruction 1 to the Signatures section of Form 1-A. In particular, please provide the signature of your principal accounting officer.

Response: The signature page has been revised to conform the requirements of Instruction 1 and the principal accounting officer has been identified.

General

2.

Please provide updated financial statements as of and for the year ended May 31,2025 and file an updated auditor consent as an exhibit. Refer to Sections (b)(3) and (c) of Part F/S of Form 1-A for guidance.

Response: The financial statements have been updated to include the financial statements for the year ended May 31, 2025 and an updated auditor consent has been filed as an Exhibit.

Blackwell 3D Construction

October 14, 2025

Should you have any questions regarding the foregoing, please do not hesitate to contact Jonathan Leinwand at (954) 903-7856.

Very Truly Yours, JONATHAN D. LEINWAND, P.A.

By:	/s/ Jonathan Leinwand
Jonathan Leinwand, Esq.

JONATHAN D. LEINWAND, P.A.

18305 Biscayne Blvd. • Suite 200 • Aventura, FL 33160 • Tel: (954) 903-7856 • Fax: (954) 252-4265

www.jdlpa.com